Moody’s Local Upgrades Agibank’s National Rating to ‘AA.br’, with stable Outlook

Represents Agibank's first ratings upgrade since its February 2026 Initial Public Offering

São Paulo, Brazil, June 15, 2026 – Agibank, a bank that operates a hybrid platform combining the efficiency and scalability of digital with the proximity and service of a physical presence, received today acredit rating upgrade from Moody’s Local, raising its classification from ‘AA-.br’ to ‘AA.br’. Agibank is a subsidiary of Agi Inc. (NYSE: AGBK) (“Agi”).

In its report, Moody’s highlighted that “the upgrade of Agibank’s ratings primarily reflects the improvement in the bank’s credit profile, supported by the strong growth of its operations, with expansion of its loan portfolio and funding base, accompanied by stronger capital levels and advances in its corporate governance following its initial public offering (IPO) on the New York Stock Exchange (NYSE), while maintaining adequate asset quality and profitability metrics.”

“This is the first credit rating upgrade Agi has received since our IPO, and we are confident that this achievement will reinforce the market’s confidence in our business model, expanding our funding alternatives with more competitive costs and strengthening Agibank’s position as a reliable and resilient debt issuer”, said Marcello Dubeux, Chief Financial Officer and Investor Relations Officer at Agi.

The upgrade comes four months after Agi’s Initial Public Offering on the New York Stock Exchange (NYSE). Agibank’s total credit portfolio reached R$35.5 billion at the end of March 2026, representing a 30% yearly growth.

“The ratings upgrade from Moody’s Local will support Agi’s opportunity to capitalize on our unique business model in Brazil, combining the best of digital and physical channels and always prioritizing customer principality and close relationships,” said Glauber Correa, CEO of Agibank.

The full report published by the rating agency can be accessed here.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.